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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No. ______)*

                       Applied Cellular Technology, Inc.
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                 037931 10 2
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                               (CUSIP Number)


     Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 037931 10 2

      1)   Name of Reporting Person      Lokken, Chesnut & Cape, Inc
                                     ----------------------------------------
           S.S. or I.R.S. Identification No. of Above Person     41-1695424
                                                              ---------------
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      2)   Check the Appropriate Row if a Member of a Group (See Instructions)

             (a)
                ------------------------------------------------------------
             (b)
                ------------------------------------------------------------

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      3)   SEC Use Only
                       -----------------------------------------------------

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      4)   Citizenship or Place of Organization       Minnesota
                                                 ---------------------------

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     Number of Shares                   5) Sole Voting Power          1,000
     Beneficially Owned                                               -----
     By Each Reporting                  6) Shared Voting Power            0
     Person With                                                      -----

                                        7) Sole Dispositive Power     1,000
                                                                      -----
                                        8) Shared Dispositive Power 258,400
                                                                    -------
- ----------------------------------------------------------------------------

       9)  Aggregate Amount Beneficially Owned by Each Reporting
           Person    259,400
                 -----------------------------------------------------------

- ----------------------------------------------------------------------------

      10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                  N/A
           -----------------------------------------------------------------

- ----------------------------------------------------------------------------

      11)  Percent of Class Represented by Amount in Row 9     11.1%
                                                             ---------------

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      12)  Type of Reporting Person (See Instructions)         IA
                                                       ---------------------

- ----------------------------------------------------------------------------


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Item 1(a) Name of Issuer

       Applied Cellular Technology, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices.

       Applied Cellular Technology, Inc.
       Nixa Professional Center
       Highway 160 and CC
       Suite 3
       Nixa, MO 65714

Item 2(a) Name of Person Filing.

       Lokken, Chesnut & Cape, Inc. ("LCC")

Item 2(b) Address of Principal Business Office or, if None, Residence.

       Lokken, Chesnut & Cape, Inc.
       201 Main Street
       Suite 200
       La Crosse, WI 54601

Item 2(c) Citizenship.

       LCC is a corporation incorporated under the laws of the State of Minnesota.

Item 2(d) title of Class of Securities.

       Common Stock

Item 2(e) CUSIP Number.

       037931 10 2

Item 3.  Filing Status if Filed Pursuant to Rule 13d-1(b) or 13d-2(b).

     LCC is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.


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Item 4.  Ownership.

     See Items 9,11, 5, 6, 7 and 8 of the Cover Page for answers to this Item
4.

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     The 258,400 shares of Common Stock included in the Schedule were purchased by LCC, an investment adviser, for the accounts of certain of its customers.
No customer holds in excess of five percent of the issuer's Common Stock in such accounts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    August 14, 1996
                                     ------------------------------------------
                                                         Date

                                                  /s/ James C. Naleid
                                     ------------------------------------------
                                                        Signature

                                     James C. Naleid, Senior Investment Officer
                                     ------------------------------------------
                                                       Name/Title







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